UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

(03 March 2022)
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: 2021 Full Year Results

2021 Full Year Results

Key Highlights

●
Another year of record delivery driven by our integrated solutions strategy

●
Good underlying demand, strong profit growth and further margin improvement

●
Continued strong cash generation; underpinning financial strength and flexibility

●
Agreement reached on $3.8bn divestment of Building Envelope business

●
$1.5bn invested across 20 bolt-on acquisitions; disciplined and value-focused

●
Strong pipeline of opportunities for further growth and value creation

●
Continued dividend delivery; full-year dividend per share up 5% to 121.0c

●
Share buyback programme ongoing; $0.9bn completed in 2021

Summary Financials	2021	Change
Sales	$31.0bn	+12%
EBITDA	$5.35bn	+16%
EBITDA Margin	17.3%	+50bps
Operating Cash Flow	$4.2bn	+7%
EPS ($ cent)	328.8c	+35%1
RONA	12.3%	+220bps

Albert Manifold, Chief Executive, said today:

“Our 2021 performance reflects the outstanding commitment and resilience of our people as well as the benefits of our integrated, customer-focused business strategy. Despite an inflationary input cost environment, we expanded our margins and delivered good growth in profits, returns and cash generation. This further underpins our strong and flexible balance sheet, providing us with significant opportunities for future growth and value creation. While the demand backdrop remains favourable across our markets, there are a number of challenges and uncertainties which we must continue to manage carefully as we look to deliver further value for our shareholders in the year ahead.”

Announced Thursday, 3 March 2022

1EPS increase of 35% excludes the impact of 2020 non-cash impairment charges.

2021 Full Year Results

Health & Safety

The health and safety of our people is our number one priority as many of our markets continue to be affected by the impact of COVID-19. Our approach to workplace safety is uncompromising and we are committed to providing a safe working environment for our employees, contractors and customers, enabling them to carry out their activities in accordance with the various health and safety protocols currently in place across our markets.

Trading Overview

2021 was another year of growth for CRH with positive underlying momentum in North America and Europe resulting in good demand in both regions. Group sales of $31.0 billion (2020: $27.6 billion) were 12% ahead of 2020 and 8% ahead on a like-for-like basis2.
●
Americas Materials benefited from increased construction activity in 2021 due to strong residential demand in North America. Total sales in 2021 increased by 10% with like-for-like sales 6% ahead driven by positive volume growth and pricing progression.
●
In Europe Materials, good volume growth and pricing progress against a prior year comparative which was heavily impacted by pandemic restrictions resulted in total and like-for-like sales 16% and 11% ahead respectively.
●
Building Products delivered sales growth of 11% with like-for-like sales 5% ahead due to strong demand for residential construction and a moderate recovery in the non-residential sector.

EBITDA of $5.35 billion was 16% ahead (2020: $4.6 billion) reflecting the benefits of our integrated solutions strategy with strong demand growth and continued commercial discipline. On a like-for-like basis, EBITDA was 11% ahead of 2020.
●
In Americas Materials, solid volumes, pricing progression and good operating performance drove total and like-for-like EBITDA up 8% and 7% respectively, offsetting the impacts of higher input costs and inclement weather.
●
Europe Materials delivered total EBITDA 34% ahead of 2020, 22% ahead on a like-for-like basis, driven by good volume growth, price increases in all products and strong fixed cost control despite cost inflation headwinds.
●
In Building Products, ongoing business-improvement initiatives, good commercial management, procurement savings and cost control resulted in margin expansion on increased sales with total EBITDA 16% ahead of 2020 and 8% ahead on a like-for-like basis.

Profit after tax was significantly ahead of 2020 at $2.6 billion (2020: $1.2 billion) driven by a strong trading performance and the non-recurrence of non-cash impairment charges and one-off restructuring costs in the prior year.

Note 2 on page 15 analyses the key components of the 2021 performance.

Sustainability

Sustainability is deeply embedded in all aspects of our business and we recognise the importance of our role in the delivery of a more resilient built environment. Through our integrated solutions strategy we are uniquely positioned to accelerate the transition towards more sustainable building practices across the value chain. The Group remains fully committed to achieving our ambition of carbon neutrality by 2050. In August 2021 we accelerated our previous decarbonisation roadmap, bringing forward our 2030 target to 2025. In addition, in early 2022 we adopted a new group-wide target representing a 25% reduction in absolute carbon emissions3 by 2030 (on a 2020 baseline), as validated by the Science Based Targets Initiative (SBTi).

Trading Outlook

We expect the underlying demand and pricing backdrop to remain favourable in 2022 albeit against an inflationary input cost environment and continued supply chain challenges. Our Americas Materials Division benefits from continuing favourable economic conditions and strong market positions. Federal funding for infrastructure is underpinned by the passing of the $1.2 trillion infrastructure package by the US Congress, while the residential market is expected to continue to grow driven by robust demand. The backdrop in Europe is expected to be positive with continued growth in our key markets. In our Europe Materials Division, we continue to benefit from strong market positions in growing economies in Eastern Europe and attractive markets in Western Europe. Although cost inflation headwinds are anticipated to continue in the near-term, we expect to deliver further progress in 2022 supported by good demand and commercial discipline. We expect our Building Products Division to deliver further growth supported by good commercial management, increased activity and continued cost saving initiatives. Although there are a number of challenges and uncertainties across our markets, CRH’s uniquely integrated and value-added solutions strategy, together with a strong and flexible balance sheet, leaves us well positioned for another year of progress.

2 See pages 28 to 33 for glossary of alternative performance measures (including EBITDA, like-for-like (LFL)/organic, RONA, Net Debt/EBITDA, EBITDA/Net Interest Cover and pre-impairment measures (earnings per share and effective tax rate)) used throughout this report. Operating Cash Flow is net cash inflow from operating activities as reported in the Consolidated Statement of Cash Flows on page 13.

3 Scope 1 and scope 2 emissions.

Americas Materials

		Analysis of change
$ million	2020	Exchange	Acquisitions	Divestments	Impairment/ One-offs1	Organic	2021	% change
Sales revenue	11,273	+73	+468	-96	-	+689	12,407	10%
EBITDA	2,405	+5	+30	-48	+24	+172	2,588	8%
Operating profit	1,631	-2	+3	-45	+28	+173	1,788	10%
EBITDA/sales	21.3%						20.9%
Operating profit/sales	14.5%						14.4%
1One-offs primarily due to 2020 COVID-19 related restructuring costs

Americas Materials generated sales of $12.4 billion and EBITDA of $2.6 billion, 10% and 8% ahead of prior year respectively. Operating profit was 10% ahead of 2020. Solid volume and pricing progression across all lines of business coupled with operating efficiencies offset the inflationary input cost environment. Like-for-like sales were 6% ahead of 2020, while like-for-like EBITDA increased by 7%.

United States (US) construction activity recovered in 2021 with increased residential demand along with a moderate recovery in non-residential markets. Infrastructure funding levels were maintained at similar levels to prior year ahead of the recently approved multi-year federal infrastructure package. Canada experienced continued strong demand within its residential sector.

During 2021 Americas Materials completed eight acquisitions in the US and Canada for a total spend of $0.7 billion, the largest of which being the acquisition of Angel Brothers Enterprises, an asphalt paving and infrastructure solutions business in Texas. The divestment of the Brazil cement operations was completed in the first half of 2021 for consideration of $0.2 billion.

Materials
Aggregates volumes were 3% ahead of 2020 on a like‑for‑like basis driven by good demand in our Northeast, Great Lakes and West divisions. The South division was negatively impacted by adverse weather particularly in the first half of 2021. Our selling prices improved 4% on a mix-adjusted basis, resulting in good margin expansion overall.

Like-for-like asphalt volumes were 2% ahead of 2020, while like-for-like average prices also increased. Good market conditions in the Northeast, Great Lakes and West offset unfavourable weather conditions in the South.

Readymixed concrete volumes were 4% ahead on a total and like-for-like basis as residential demand remained strong; good commercial discipline delivered price increases of 5%.

Paving and construction revenues were 7% ahead of 2020, and 1% behind on a like‑for‑like basis, due to unfavourable weather in the South and a slower start to the season in both Great Lakes and Northeast. Revenues were higher in the West driven by an early start to the construction season and solid underlying demand. Construction margins were ahead of 2020.

Regional Performance
Sales in the Northeast were ahead of 2020 as volumes improved following a prior year which was impacted by COVID-19 restrictions. Higher volumes and pricing across all lines of business were offset by higher input costs resulting in operating profit in line with 2020.

Great Lakes sales were ahead of 2020 driven by solid residential and commercial demand. Operating profit growth was led by good commercial and operational performance offsetting higher input costs.

South sales were ahead of 2020 driven primarily by positive pricing and continued growth in readymixed concrete volumes in our Florida and Texas markets. Operating profit marginally declined as an improved commercial and operational performance was offset by the impacts of unfavorable weather and higher input costs.

Sales in the West were well ahead of 2020, driven by robust demand and positive pricing across all lines of business. Operating profit improved as higher volumes and prices coupled with cost saving initiatives offset higher input costs.

Cement

Our cement business delivered a strong performance driven by a growth in sales which were 12% and 11% ahead of prior year on a total and like-for-like basis respectively. Operating profit was ahead of 2020 driven by a 5% increase in volume, strong price realisation and cost saving measures which offset increases in input costs. Both US and Canada volumes were ahead of 2020 due to good market demand and strong backlog execution.

Europe Materials

	Analysis of change
$ million	2020	Exchange	Acquisitions	Divestments	Impairment1/ One-offs²	Organic	2021	% change
Sales revenue	9,141	+403	+8	-57	-	+1,086	10,581	16%
EBITDA	1,055	+34	-	-5	+83	+243	1,410	34%
Operating (loss)/profit	-190	+7	-	-2	+748	+251	814	528%
EBITDA/sales	11.5%						13.3%
Operating (loss)/profit/sales	-2.1%						7.7%
1Includes $0.7 billion 2020 impairment charge
2One-offs primarily due to 2020 COVID-19 related restructuring costs

Europe Materials benefited from continued growth in Eastern Europe and strong market recovery following the easing of COVID-19 restrictions in many of our key markets. Europe Materials generated sales of $10.6 billion and EBITDA of $1.4 billion, 16% and 34% ahead of prior year respectively with an operating profit of $0.8 billion. Like-for-like sales were 11% ahead of 2020, while EBITDA increased by 22%. Energy market volatility resulted in increased cost inflation but positive pricing actions and a continued focus on cost savings and performance initiatives delivered margin expansion.

United Kingdom (UK) & Ireland

UK & Ireland sales were well ahead of prior year reflecting an improved trading environment following significant COVID-19 disruption in 2020. Operating profit was also significantly ahead due to improved volumes across all product lines but also assisted by cost saving and restructuring initiatives which commenced in 2020. Significant pricing actions were undertaken in the second half of the year to offset input cost inflation, which also contributed to the strong 2021 performance.

Europe North
Despite prolonged winter weather, demand in Europe North (Finland, Germany and Switzerland) improved as the year progressed. Cement and lime volumes were ahead of prior year which, combined with strong price increases, resulted in increased sales. Europe North experienced significant energy cost inflation, particularly in the second half, but additional pricing actions and a continued focus on cost saving initiatives resulted in operating profit well ahead of 2020 levels.

Europe West
Europe West (France, Benelux, Denmark and Spain) delivered a good trading performance with higher cement volumes combined with continued pricing progress across all markets. France in particular experienced a strong recovery as a result of improved underlying trading conditions which, together with significant cost saving actions implemented in 2020, have resulted in like-for-like operating profit well ahead of 2020. Our precast operations also delivered sales and operating profit ahead of 2020 despite experiencing significant raw material and energy cost inflation. Overall, continued cost saving actions and commercial initiatives resulted in operating profit well ahead of prior year.

Europe East
Europe East (Poland, Ukraine, Romania, Hungary, Slovakia and Serbia) experienced mild weather in the fourth quarter and robust demand throughout the year, which resulted in cement volumes ahead of 2020 and continued growth in downstream products. Operating profit in Poland was significantly ahead of prior year due to good volume and price increases combined with strong cost control. Despite rising energy cost inflation in the second half of the year, overall operating profit was well ahead of 2020 with good cost control and strong price increases across all markets.

Asia

Sales and operating profit in the Philippines were significantly ahead of 2020, which was severely impacted by COVID‑19 restrictions. Cement volumes were well ahead in 2021 as the market recovered. Despite a competitive pricing environment and rising input costs, operational improvements and cost containment initiatives resulted in operating profit ahead of 2020.

CRH's operations include a 26% stake in Yatai Building Materials in China, where strong price increases offset lower volumes to deliver significantly improved operating profit in 2021.

Building Products
		Analysis of change
$ million	2020	Exchange	Acquisitions	Divestments	Impairment/ One-offs1	Organic	2021	% change
Sales revenue	7,173	+87	+380	-29	-	+382	7,993	11%
EBITDA	1,170	+11	+71	-5	+15	+90	1,352	16%
Operating profit	822	+6	+49	-4	+19	+91	983	20%
EBITDA/sales	16.3%						16.9%
Operating profit/sales	11.5%						12.3%
1One-offs primarily due to 2020 COVID-19 related restructuring costs

Building Products delivered sales growth of 11% due to strong demand for residential construction, particularly in North America, along with a good recovery in certain parts of the non-residential sector. Ongoing business improvement initiatives delivered higher margins through production efficiencies, good commercial management, procurement savings and overhead cost control. EBITDA increased by 16% while operating profit was 20% ahead. Like-for-like sales were 5% ahead of 2020, while like-for-like EBITDA increased by 8%.

During 2021 Building Products completed eight bolt-on acquisitions, primarily in the US and across all product platforms, at a total spend of $0.8 billion. The largest acquisition was Infrastructure Products’ purchase of National Pipe & Plastics (NPP), a water, energy and infrastructure solutions business.

Architectural Products
Architectural Products in North America delivered strong sales growth in 2021, reflecting positive market demand and robust residential Repair, Maintenance and Improvement (RMI) activity. Operating profit increased due to improved pricing and volume growth, a continued focus on operational improvements and strong overhead cost control. Sales in our European businesses were slightly ahead, with operating profit growth driven by operational and commercial excellence initiatives and improved product mix.

Building Envelope
Building Envelope’s sales increased driven by strong pricing and early signs of recovery in the non-residential market. Operating profit was ahead of prior year driven by improved pricing, operational excellence initiatives and other cost savings, partly offset by input cost inflation.

Infrastructure Products
Infrastructure Products experienced strong sales growth in 2021. Sales to the communications and utilities sectors were resilient and demand for IT infrastructure was strong. The business delivered increased operating profit due to continued performance improvement measures and good cost control. Total sales and operating profit also benefited from the acquisition of NPP in the third quarter. Our European businesses contributed to the strong sales growth and operating profit was ahead. Our Australian business experienced lower sales due to COVID-19 restrictions which hindered production and limited deliveries.

Construction Accessories
Like-for-like sales in Construction Accessories were ahead of 2020 driven by strong volumes as the business benefited from higher residential demand and project activity. Sales growth was primarily led by North America, the UK and France. Increased sales and continued cost saving initiatives more than offset input cost inflation, resulting in like-for-like operating profit ahead of prior year.

Other Financial Items

Depreciation, amortisation and impairment charges amounted to $1.8 billion (2020: $2.4 billion). The prior year was impacted by non-cash impairment charges of $0.7 billion.

Divestments and asset disposals during the period generated total profit on disposals of $119 million (2020: $9 million) which primarily related to the profit on the divestment of the Brazil cement business.

Net finance costs were lower than 2020 at $417 million (2020: $490 million) due to lower average gross debt levels and lower interest costs.

The Group’s $55 million share of profits from equity accounted investments was ahead of prior year (2020: $118 million loss) mainly due to the $0.15 billion non-cash impairment charge recognised in the Group’s associate investment in China in 2020.

Profit before tax was $3.3 billion (2020: $1.7 billion) and the tax charge was $721 million (2020: $499 million), which represents an effective tax rate of 21.6% (2020: 30.0%; however excluding the impact of non-cash impairment charges the effective tax rate was 21.6%) of profit before tax.

Earnings per share (EPS) were 130% higher than 2020 at 328.8c (2020: 142.9c), reflecting a strong trading performance and the non-recurrence of non-cash impairment charges and restructuring charges in the prior year. This represented a 35% increase on a pre-impairment basis (2020 EPS pre-impairment: 243.3c).

Dividend
Further to the interim dividend of 23.0c (2020: 22.0c) per share which was paid in October 2021, the Board is recommending a final dividend of 98.0c per share. This would result in a total dividend of 121.0c for the year (2020: 115.0c), an increase of 5% compared to 2020, reflecting the Group’s progressive dividend policy.

Based on the EPS for the year this represented a cover of 2.7 times the proposed dividend for the year. It is proposed to pay the final dividend on 5 May 2022 to shareholders registered at the close of business on 11 March 2022. The final dividend will be paid wholly in cash.

Share Buyback Programme
Reflecting our strong financial position and commitment to returning cash to shareholders, the Group continued its share buyback programme in 2021, repurchasing 17.8 million (2020: 6.0 million) ordinary shares for a total consideration of $0.9 billion (2020: $0.2 billion). The Group announced a further $0.3 billion tranche of the ongoing share buyback programme on 24 December 2021 to be completed no later than 30 March 2022.

Balance Sheet and Liquidity
2021 marked another year of strong cash generation for the Group, with record net cash flows from operating activities of $4.2 billion (2020: $3.9 billion). Year end net debt of $6.3 billion (2020: $5.9 billion) reflects strong inflows from operations, disciplined capital expenditure and value focused investments. Net debt to EBITDA was 1.2x (2020: 1.3x) and EBITDA Net Interest Cover for 2021 was 17.2x (2020: 11.9x).

The Group ended 2021 with total liquidity of $9.8 billion, comprising $5.8 billion of cash and cash equivalents on hand and $4.0 billion of undrawn committed facilities which are available until 2026. At year end, the Group had sufficient cash balances to meet all maturing debt obligations (including leases) for the next five years and the weighted average maturity of the remaining term debt was 11.9 years. The Group also has a $2.0 billion US Dollar Commercial Paper Programme and a €1.5 billion Euro Commercial Paper Programme of which there were no outstanding issued notes at year end. The Group continues to maintain its robust balance sheet and a strong investment grade credit rating with a BBB+ or equivalent rating with each of the three main rating agencies.

Acquisitions and Divestments

Acquisitions and Investments

The Group invested $1.5 billion in 20 acquisitions in 2021 (including deferred and contingent consideration in respect of prior year acquisitions). The largest acquisition in 2021 was the acquisition of Angel Brothers Enterprises, an asphalt paving and infrastructure solutions business in Texas. In addition, the Americas Materials Division completed a further seven bolt-on acquisitions across the US and Canada for a total spend of $0.7 billion.

The Building Products Division completed eight acquisitions amounting to a total spend of c.$0.8 billion including NPP, a water and energy infrastructure solutions business in the eastern region of the US. This acquisition will further enhance our end-to-end solutions offering to our customers.

The Europe Materials Division completed four acquisitions, with a total spend of c.$17 million. The Group also paid $33 million of deferred and contingent consideration related to prior year acquisitions.

Divestments and Disposals

As announced on 28 February 2022, the Group has agreed to divest of its Building Envelope business to KPS Capital Partners, LP for an enterprise value of $3.8 billion representing a 2021 EBITDA exit multiple of approximately 10.5 times. The divestment comprises CRH’s entire Building Envelope business which forms part of our Building Products segment and provides architectural glass, storefront systems, architectural glazing systems and related hardware to customers primarily in North America. The decision to divest, at an attractive valuation, follows a comprehensive review of the business and demonstrates CRH’s active approach to portfolio management, the efficient allocation of capital and the creation of a simpler and more focused Group. The transaction is subject to customary conditions and regulatory approvals with completion anticipated in the first half of 2022.

During 2021, the Group completed 11 transactions and realised total business and asset disposal proceeds of $0.5 billion, inclusive of $0.1 billion relating to the receipt of deferred proceeds from prior year divestments, the majority of which related to the divestment of the Group’s equity interest in My Home Industries (MHIL), in India. The sale of the Brazil cement operations by the Americas Materials Division represented the largest divestment during the year, with a further 10 other divestments completed across the Group.

In addition to these business divestments, the Group realised proceeds of $0.1 billion from the disposal of surplus property, plant and equipment and other non-current assets.

Primary Financial Statements

and

Summarised Notes

Year ended 31 December 2021

Consolidated Income Statement

for the financial year ended 31 December 2021

	2021	2020
	$m	$m

Revenue	30,981	27,587
Cost of sales	(20,493)	(18,425)
Gross profit	10,488	9,162
Operating costs	(6,903)	(6,899)
Group operating profit	3,585	2,263
Profit on disposals	119	9
Profit before finance costs	3,704	2,272
Finance costs	(311)	(389)
Other financial expense	(106)	(101)
Share of equity accounted investments’ profit/(loss)	55	(118)
Profit before tax	3,342	1,664
Income tax expense	(721)	(499)
Group profit for the financial year	2,621	1,165

Profit attributable to:
Equity holders of the Company	2,565	1,122
Non-controlling interests	56	43
Group profit for the financial year	2,621	1,165

Basic earnings per Ordinary Share	328.8c	142.9c
Diluted earnings per Ordinary Share	326.0c	141.8c

Consolidated Statement of Comprehensive Income

for the financial year ended 31 December 2021

	2021	2020
	$m	$m

Group profit for the financial year	2,621	1,165

Other comprehensive income
Items that may be reclassified to profit or loss in subsequent years:
Currency translation effects	(338)	440
Gains relating to cash flow hedges	34	7
Tax relating to cash flow hedges	(8)	-
	(312)	447
Items that will not be reclassified to profit or loss in subsequent years:
Remeasurement of retirement benefit obligations	264	(33)
Tax relating to retirement benefit obligations	(36)	11
	228	(22)

Total other comprehensive income for the financial year	(84)	425
Total comprehensive income for the financial year	2,537	1,590

Attributable to:
Equity holders of the Company	2,516	1,515
Non-controlling interests	21	75
Total comprehensive income for the financial year	2,537	1,590

Consolidated Balance Sheet

as at 31 December 2021

	2021	2020
	$m	$m
ASSETS
Non-current assets
Property, plant and equipment	19,502	19,317
Intangible assets	9,848	9,373
Investments accounted for using the equity method	653	626
Other financial assets	12	13
Other receivables	239	325
Retirement benefit assets	166	-
Derivative financial instruments	97	184
Deferred income tax assets	109	129
Total non-current assets	30,626	29,967

Current assets
Inventories	3,611	3,117
Trade and other receivables	4,569	4,086
Current income tax recoverable	42	36
Derivative financial instruments	39	17
Cash and cash equivalents	5,783	7,721
Total current assets	14,044	14,977

Total assets	44,670	44,944

EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital	309	333
Preference share capital	1	1
Share premium account	-	7,493
Treasury Shares and own shares	(195)	(386)
Other reserves	445	444
Foreign currency translation reserve	(97)	206
Retained income	19,770	11,565
Capital and reserves attributable to the Company's equity holders	20,233	19,656
Non-controlling interests	681	692
Total equity	20,914	20,348

LIABILITIES
Non-current liabilities
Lease liabilities	1,374	1,339
Interest-bearing loans and borrowings	9,938	10,958
Derivative financial instruments	-	1
Deferred income tax liabilities	2,734	2,613
Other payables	717	711
Retirement benefit obligations	475	556
Provisions for liabilities	937	953
Total non-current liabilities	16,175	17,131

Current liabilities
Lease liabilities	297	296
Trade and other payables	5,692	4,792
Current income tax liabilities	550	619
Interest-bearing loans and borrowings	549	1,257
Derivative financial instruments	14	12
Provisions for liabilities	479	489
Total current liabilities	7,581	7,465
Total liabilities	23,756	24,596

Total equity and liabilities	44,670	44,944

Consolidated Statement of Changes in Equity

for the financial year ended 31 December 2021

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	interests	equity
	$m	$m	$m	$m	$m	$m	$m	$m

At 1 January 2021	334	7,493	(386)	444	206	11,565	692	20,348
Group profit for the financial year	-	-	-	-	-	2,565	56	2,621
Other comprehensive income	-	-	-	-	(303)	254	(35)	(84)
Total comprehensive income	-	-	-	-	(303)	2,819	21	2,537
Share-based payment expense	-	-	-	110	-	-	-	110
Shares acquired by CRH plc (Treasury Shares)	-	-	(880)	-	-	(281)	-	(1,161)
Treasury Shares/own shares reissued	-	-	19	-	-	(19)	-	-
Shares acquired by Employee Benefit Trust (own shares)	-	-	(16)	-	-	-	-	(16)
Shares distributed under the Performance Share Plan Awards	-	-	117	(117)	-	-	-	-
Reduction in Share Premium	-	(7,493)	-	-	-	7,493	-	-
Cancellation of Income Shares	(16)	-	-	-	-	16	-	-
Cancellation of Treasury Shares	(8)	-	951	8	-	(951)	-	-
Tax relating to share-based payment expense	-	-	-	-	-	24	-	24
Share option exercises	-	-	-	-	-	13	-	13
Dividends	-	-	-	-	-	(909)	(32)	(941)
At 31 December 2021	310	-	(195)	445	(97)	19,770	681	20,914

for the financial year ended 31 December 2020
At 1 January 2020	336	7,493	(360)	411	(202)	11,350	607	19,635
Group profit for the financial year	-	-	-	-	-	1,122	43	1,165
Other comprehensive income	-	-	-	-	408	(15)	32	425
Total comprehensive income	-	-	-	-	408	1,107	75	1,590
Share-based payment expense	-	-	-	96	-	-	-	96
Shares acquired by CRH plc (Treasury Shares)	-	-	(220)	-	-	-	-	(220)
Treasury Shares/own shares reissued	-	-	8	-	-	(8)	-	-
Shares acquired by Employee Benefit Trust (own shares)	-	-	(29)	-	-	-	-	(29)
Shares distributed under the Performance Share Plan Awards	-	-	65	(65)	-	-	-	-
Cancellation of Treasury Shares	(2)	-	150	2	-	(150)	-	-
Tax relating to share-based payment expense	-	-	-	-	-	1	-	1
Share option exercises	-	-	-	-	-	6	-	6
Dividends	-	-	-	-	-	(710)	(15)	(725)
Disposal of non-controlling interests	-	-	-	-	-	-	(6)	(6)
Transactions involving non-controlling interests	-	-	-	-	-	(31)	31	-
At 31 December 2020	334	7,493	(386)	444	206	11,565	692	20,348

Consolidated Statement of Cash Flows

for the financial year ended 31 December 2021

	2021	2020
	$m	$m
Cash flows from operating activities
Profit before tax	3,342	1,664
Finance costs (net)	417	490
Share of equity accounted investments’ (profit)/loss	(55)	118
Profit on disposals	(119)	(9)
Group operating profit	3,585	2,263
Depreciation charge	1,691	1,624
Amortisation of intangible assets	74	70
Impairment charge	-	673
Share-based payment expense	110	96
Other	21	6
Net movement on working capital and provisions	(228)	196
Cash generated from operations	5,253	4,928
Interest paid (including leases)	(401)	(432)
Corporation tax paid	(642)	(558)
Net cash inflow from operating activities	4,210	3,938

Cash flows from investing activities
Proceeds from disposals (net of cash disposed and deferred proceeds)	387	184
Dividends received from equity accounted investments	32	35
Purchase of property, plant and equipment	(1,554)	(996)
Acquisition of subsidiaries (net of cash acquired)	(1,494)	(351)
Other investments and advances	(4)	(1)
Deferred and contingent acquisition consideration paid	(33)	(54)
Deferred divestment consideration received	120	123
Net cash outflow from investing activities	(2,546)	(1,060)

Cash flows from financing activities
Proceeds from exercise of share options	13	6
Increase in interest-bearing loans and borrowings	-	6,427
Net cash flow arising from derivative financial instruments	(37)	26
Repayment of interest-bearing loans and borrowings	(1,183)	(4,943)
Repayment of lease liabilities (i)	(264)	(258)
Treasury Shares/own shares purchased	(896)	(249)
Dividends paid to equity holders of the Company	(906)	(707)
Dividends paid to non-controlling interests	(32)	(15)
Net cash (outflow)/inflow from financing activities	(3,305)	287

(Decrease)/increase in cash and cash equivalents	(1,641)	3,165

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	7,721	4,218
Translation adjustment	(297)	338
(Decrease)/increase in cash and cash equivalents	(1,641)	3,165
Cash and cash equivalents at 31 December	5,783	7,721

(i)
Repayment of lease liabilities amounted to $328 million (2020: $326 million), of which $64 million (2020: $68 million) related to interest paid which is presented in cash flows from operating activities.

Supplementary Information

Selected Explanatory Notes to the Consolidated Financial Statements
1.
Basis of Preparation and Accounting Policies

Basis of Preparation
The financial information presented in this report has been prepared in accordance with the Group’s accounting policies under International Financial Reporting Standards (IFRS) as adopted by the European Union and as issued by the International Accounting Standards Board (IASB).

Adoption of IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations

The following standard amendments became effective for the Group as of 1 January 2021:

●
Amendments to IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures, IFRS 4 Insurance Contracts and IFRS 16 Leases – Interest Rate Benchmark Reform – Phase 2. The amendments did not result in a material impact on the Group’s results.

The following standard amendment was issued in March 2021 effective for annual reporting periods beginning on or after 1 April 2021 with earlier application permitted:

●
Amendments to IFRS 16 – COVID-19-Related Rent Concessions beyond 30 June 2021. The amendment was adopted effective 1 January 2021 and did not result in a material impact on the Group’s results.

Translation of Foreign Currencies
The financial information is presented in US Dollar. Results and cash flows of operations with non-US Dollar functional currencies have been translated into US Dollar at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange in effect at the balance sheet date. The principal rates used for the translation of results, cash flows and balance sheets into US Dollar were:

	Average		Year-end
US Dollar 1 =	2021	2020	2021	2020

Brazilian Real	5.3968	5.1568	5.5716	5.1941
Canadian Dollar	1.2538	1.3412	1.2716	1.2751
Chinese Renminbi	6.4493	6.9010	6.3513	6.5404
Danish Krone	6.2919	6.5388	6.5652	6.0650
Euro	0.8460	0.8771	0.8829	0.8151
Hungarian Forint	303.3739	307.9331	325.9300	296.8600
Indian Rupee	73.9391	74.1177	74.3009	73.0706
Philippine Peso	49.2983	49.6071	50.9800	48.0300
Polish Zloty	3.8633	3.8971	4.0579	3.7166
Pound Sterling	0.7270	0.7798	0.7417	0.7320
Romanian Leu	4.1641	4.2432	4.3692	3.9683
Serbian Dinar	99.4732	103.1510	103.7590	95.8751
Swiss Franc	0.9145	0.9387	0.9119	0.8806
Ukrainian Hryvnia	27.2588	26.9857	27.2850	28.3242

2.
Key Components of 2021 Performance

$ million	Sales revenue	EBITDA	Operating profit	Profit on disposals	Finance costs (net)	Assoc. and JV PAT (i)	Pre-tax profit

2020	27,587	4,630	2,263	9	(490)	(118)	1,664
Exchange effects	563	50	11	1	(9)	-	3
2020 at 2021 rates	28,150	4,680	2,274	10	(499)	(118)	1,667
Incremental impact in 2021 of:
2020/2021 acquisitions	856	101	52	-	(3)	-	49
2020/2021 divestments	(182)	(58)	(51)	102	-	-	51
One-offs (ii)	-	122	122	-	-	-	122
Impairments	-	-	673	-	-	154	827
Organic	2,157	505	515	7	85	19	626
2021	30,981	5,350	3,585	119	(417)	55	3,342

% Total change	12%	16%	58%				101%
% Organic change	8%	11%	23%				38%

(i)
CRH’s share of after-tax results of joint ventures and associated undertakings.

(ii)
One-offs primarily due to 2020 COVID-19 related restructuring costs.

3.
Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a considerable extent on the seasonal impact of weather in the Group's operating locations, with activity in some markets reduced significantly in winter due to inclement weather. First-half sales accounted for 45% of full-year 2021 (2020: 44%), while EBITDA for the first six months of 2021 represented 37% of the full-year out-turn (2020: 34%).

4.
Revenue

A.
Disaggregated revenue
In the following tables, revenue is disaggregated by primary geographic market and by principal activities and products. Due to the diversified nature of the Group, the basis on which management reviews its businesses varies across the Group. Geography is the primary basis for the Americas Materials and Europe Materials businesses; while activities and products are used for the Building Products businesses.

Revenue from external customers (as defined in IFRS 8 Operating Segments) attributable to the country of domicile and all foreign countries of operation greater than 10% are included below. Further operating segment disclosures are set out in note 5.

	Year ended 31 December
	Americas Materials	Europe Materials	Building Products	Total	Americas Materials	Europe Materials	Building Products	Total
	2021	2021	2021	2021	2020	2020	2020	2020
	$m	$m	$m	$m	$m	$m	$m	$m
Primary geographic markets
Republic of Ireland (country of domicile)	-	706	-	706	-	632	-	632
United Kingdom	-	3,979	244	4,223	-	3,157	180	3,337
Rest of Europe (i)	-	5,243	1,085	6,328	-	4,841	992	5,833
United States	11,172	-	6,021	17,193	9,984	-	5,479	15,463
Rest of World (ii)	1,235	653	643	2,531	1,289	511	522	2,322
Total Group	12,407	10,581	7,993	30,981	11,273	9,141	7,173	27,587

Footnotes (i) and (ii) appear on page 16.

4.
Revenue – continued

	Year ended 31 December
	Americas Materials (iii)	Europe Materials (iii)	Building Products	Total	Americas Materials (iii)	Europe Materials (iii)	Building Products	Total
	2021	2021	2021	2021	2020	2020	2020	2020
	$m	$m	$m	$m	$m	$m	$m	$m
Principal activities and products
Cement, lime and cement products	1,483	3,463	-	4,946	1,403	2,974	-	4,377
Aggregates, asphalt and readymixed products	6,262	3,606	-	9,868	5,604	3,100	-	8,704
Construction contract activities*	4,662	2,065	175	6,902	4,266	1,732	168	6,166
Architectural products	-	1,264	3,790	5,054	-	1,166	3,439	4,605
Infrastructure products	-	183	1,605	1,788	-	169	1,278	1,447
Construction accessories	-	-	731	731	-	-	626	626
Architectural glass and glazing systems and related hardware	-	-	1,692	1,692	-	-	1,662	1,662
Total Group	12,407	10,581	7,993	30,981	11,273	9,141	7,173	27,587

* Revenue principally recognised over time. Construction contracts are generally completed within the same financial reporting year.

Footnotes to revenue disaggregation on pages 15 & 16

(i)
The Rest of Europe principally includes Austria, Belgium, Czech Republic, Denmark, Estonia, Finland, France, Germany, Hungary, Luxembourg, the Netherlands, Poland, Romania, Serbia, Slovakia, Spain, Sweden, Switzerland and Ukraine.

(ii)
The Rest of World principally includes Australia, Brazil, Canada and the Philippines.

(iii)
Americas Materials and Europe Materials both operate vertically integrated businesses, which are founded in resource-backed cement and aggregates assets and which support the manufacture and supply of aggregates, asphalt, cement, readymixed and precast concrete and landscaping products. Accordingly, for the purpose of disaggregation of revenue we have included certain products together, as this is how management reviews and evaluates this business line.

B.
Unsatisfied long-term construction contracts and other performance obligations
Revenue yet to be recognised from fixed-price long-term construction contracts, primarily within our Americas Materials and Europe Materials businesses, amounted to $3,177 million at 31 December 2021 (2020: $2,604 million). The Group has applied the practical expedient of IFRS 15 Revenue from Contracts with Customers whereby revenue yet to be recognised on contracts that had an original expected duration of less than one year is not disclosed. The majority of open contracts at 31 December 2021 will close and revenue will be recognised within 12 months of the balance sheet date.

5.
Segment Information

	2021		2020
	$m	%	$m	%
Revenue
Americas Materials	12,407	40.0	11,273	40.9
Europe Materials	10,581	34.2	9,141	33.1
Building Products	7,993	25.8	7,173	26.0
Total Group	30,981	100.0	27,587	100.0

EBITDA
Americas Materials	2,588	48.4	2,405	51.9
Europe Materials	1,410	26.4	1,055	22.8
Building Products	1,352	25.2	1,170	25.3
Total Group	5,350	100.0	4,630	100.0

Depreciation, amortisation and impairment
Americas Materials	800	45.3	774	32.7
Europe Materials	596	33.8	1,245	52.6
Building Products	369	20.9	348	14.7
Total Group	1,765	100.0	2,367	100.0

Operating profit
Americas Materials	1,788	49.9	1,631	72.1
Europe Materials	814	22.7	(190)	(8.4)
Building Products	983	27.4	822	36.3
Total Group	3,585	100.0	2,263	100.0

	2021	2020
	$m	$m
Reconciliation of Group operating profit to profit before tax:
Group operating profit	3,585	2,263
Profit on disposals (i)	119	9
Profit before finance costs	3,704	2,272
Finance costs less income	(311)	(389)
Other financial expense	(106)	(101)
Share of equity accounted investments’ profit/(loss)	55	(118)
Profit before tax	3,342	1,664

(i) Profit on disposals
Americas Materials	126	8
Europe Materials	17	(12)
Building Products	(24)	13
Total Group	119	9

5.
Segment Information – continued

	2021		2020
	$m	%	$m	%
Total assets
Americas Materials	17,064	45.0	16,172	44.7
Europe Materials	12,367	32.6	12,730	35.1
Building Products	8,504	22.4	7,316	20.2
Subtotal	37,935	100.0	36,218	100.0

Reconciliation to total assets as reported in the Consolidated Balance Sheet:
Investments accounted for using the equity method	653	626
Other financial assets	12	13
Derivative financial instruments (current and non-current)	136	201
Income tax assets (current and deferred)	151	165
Cash and cash equivalents	5,783	7,721
Total assets as reported in the Consolidated Balance Sheet	44,670	44,944

Total liabilities
Americas Materials	3,292	33.0	2,897	31.7
Europe Materials	4,100	41.1	3,971	43.5
Building Products	2,579	25.9	2,268	24.8
Subtotal	9,971	100.0	9,136	100.0

Reconciliation to total liabilities as reported in the Consolidated Balance Sheet:
Interest-bearing loans and borrowings (current and non-current)	10,487	12,215
Derivative financial instruments (current and non-current)	14	13
Income tax liabilities (current and deferred)	3,284	3,232
Total liabilities as reported in the Consolidated Balance Sheet	23,756	24,596

6.
Earnings per Ordinary Share

The computation of basic and diluted earnings per Ordinary Share is set out below:

	2021	2020
	$m	$m
Numerator computations
Group profit for the financial year	2,621	1,165
Profit attributable to non-controlling interests	(56)	(43)
Profit attributable to ordinary equity holders of the Company - numerator for basic/diluted earnings per Ordinary Share	2,565	1,122

	Number of	Number of
	shares	shares
Denominator computations
Weighted average number of Ordinary Shares (millions) outstanding for the year	780.2	785.1
Effect of dilutive potential Ordinary Shares (employee share awards) (millions)	6.6	6.0
Denominator for diluted earnings per Ordinary Share	786.8	791.1

Earnings per Ordinary Share
- basic	328.8c	142.9c
- diluted	326.0c	141.8c

7.
Dividends

	2021	2020
Net dividend paid per share	116.0c	92.0c
Net dividend declared for the year	121.0c	115.0c
Dividend cover (earnings per share/dividend declared per share)	2.7x	1.2x

The Board is recommending a final dividend of 98.0c per share. This would give a total dividend of 121.0c for the year (2020: 115.0c), an increase of 5% over last year.

Existing currency elections and currency payment defaults will remain in place unless revoked or otherwise amended by certificated shareholders. Therefore, the final dividend will be paid in euro, Pounds Sterling and US Dollar to shareholders in accordance with their existing payment instructions. If no such instructions are in place, the currency for dividend payments will be based on shareholders’ addresses on CRH’s Share Register, or will, in the case of shares held in the Euroclear Bank system, continue to be paid automatically in euro, unless a currency election is made for the final dividend. Investors holding CREST Depositary Interests (CDIs) should refer to the CREST International Service Description. In respect of the final dividend, the latest date for receipt of currency elections (and DWT exemption forms) is 25 March 2022. Earlier closing dates may apply to holders in Euroclear Bank and in CREST.

If shareholders receive dividend payments in euro or Pounds Sterling, the exchange rate is expected to be set on Tuesday, 19th April 2022.

8.
Net Finance Costs

	2021	2020
	$m	$m

Net finance cost	311	389
Net other financial expense	106	101
Total net finance costs	417	490

The overall total is analysed as follows:
Net finance costs on interest-bearing loans and borrowings and cash and cash equivalents	315	404
Net credit re change in fair value of derivatives and fixed rate debt	(4)	(15)
Net debt-related interest costs	311	389
Unwinding of discount element of lease liabilities	64	68
Unwinding of discount element of provisions for liabilities	18	21
Unwinding of discount applicable to deferred and contingent acquisition consideration	20	21
Unwinding of discount applicable to deferred divestment proceeds	(12)	(24)
Unwinding of discount applicable to leased mineral reserves	6	4
Pension-related finance cost (net) (note 13)	10	11
Total net finance costs	417	490

9.
Net Debt
	2021		2020
	Book value	Fair value	Book value	Fair value
	$m	$m	$m	$m
Non-current assets
Derivative financial instruments	97	97	184	184
Current assets
Cash and cash equivalents	5,783	5,783	7,721	7,721
Derivative financial instruments	39	39	17	17
Non-current liabilities
Interest-bearing loans and borrowings (i)	(9,938)	(10,786)	(10,958)	(12,150)
Lease liabilities	(1,374)	(1,374)	(1,339)	(1,339)
Derivative financial instruments	-	-	(1)	(1)
Current liabilities
Interest-bearing loans and borrowings (i)	(549)	(554)	(1,257)	(1,257)
Lease liabilities	(297)	(297)	(296)	(296)
Derivative financial instruments	(14)	(14)	(12)	(12)
Group net debt	(6,253)	(7,106)	(5,941)	(7,133)

(i)
Interest-bearing loans and borrowings are level 2 instruments whose fair value is derived from quoted market prices.

9.
Net Debt – continued

Gross debt, net of derivatives, matures as follows:
	2021	2020
	$m	$m
Within one year	821	1,548
Between one and two years	1,642	708
Between two and three years	866	1,709
Between three and four years	1,399	887
Between four and five years	971	1,371
After five years	6,337	7,439
Total	12,036	13,662

Reconciliation of opening to closing net debt:
	2021	2020
	$m	$m
At 1 January	(5,941)	(7,532)
Movement in the year
Increase in interest-bearing loans and borrowings	-	(6,427)
Repayment of interest-bearing loans and borrowings (i)	1,183	4,943
Debt, including lease liabilities, in acquired companies (note 12)	(91)	(12)
Debt, including lease liabilities, in disposed companies	3	12
Net increase in lease liabilities	(249)	(153)
Repayment of lease liabilities	264	258
Net cash flow arising from derivative financial instruments	37	(26)
Mark-to-market and other non-cash adjustments	38	22
Translation adjustment on financing activities	441	(529)
Decrease/(increase) in liabilities from financing activities	1,626	(1,912)
Translation adjustment on cash and cash equivalents	(297)	338
(Decrease)/increase in cash and cash equivalents	(1,641)	3,165
At 31 December	(6,253)	(5,941)

(i)
In January 2021 the Group repaid a $400 million bond upon maturity and in April 2021 a €600 million bond was repaid early when a 3-month par-call option was exercised.

Market capitalisation
Market capitalisation, calculated as the year-end share price multiplied by the number of Ordinary Shares in issue, is as follows:

	2021	2020
	$m	$m
Market capitalisation – Euronext Dublin (i)	40,593	32,756

(i)
The market capitalisation figure of €35.9 billion (2020: €26.7 billion), based on the euro denominated share price per CRH’s listing on Euronext Dublin, was translated to US Dollar using the relevant closing rates as noted in the principal foreign exchange rates table in note 1.

9.
Net Debt – continued

Liquidity information - borrowing facilities
The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities figures shown in the table below represent the facilities available to be drawn by the Group at 31 December 2021. The Group successfully carried out an amendment of its €3.5 billion revolving credit facility in March 2021 whereby the Group extended the maturity date of the facility for a further year to 2026.

	2021	2020
	$m	$m
Within one year	19	10
Between one and two years	-	5
Between two and three years	-	61
Between four and five years	3,964	4,294
Total	3,983	4,370

Net debt metrics

The net debt metrics based on net debt as shown in note 9, EBITDA as defined on page 28 and net debt-related interest as shown in note 8 are as follows:

	2021	2020

EBITDA net interest cover (EBITDA divided by net interest)	17.2x	11.9x
EBIT net interest cover (EBIT divided by net interest)	11.5x	5.8x

Net debt as a percentage of market capitalisation	15%	18%
Net debt as a percentage of total equity	30%	29%
10.
Future Purchase Commitments for Property, Plant and Equipment

	2021	2020
	$m	$m

Contracted for but not provided in the financial statements	628	423
Authorised by the Directors but not contracted for	417	307

11.
Related Party Transactions

Sales to and purchases from joint ventures and associates are as follows:

	Joint Ventures		Associates
	2021	2020	2021	2020
	$m	$m	$m	$m
Sales	157	127	42	31
Purchases	29	24	19	15

Loans extended by the Group to joint ventures and associates are included in financial assets. Amounts receivable from and payable to equity accounted investments (arising from the aforementioned sales and purchases transactions) as at the balance sheet date are included in trade and other receivables and trade and other payables respectively in the Consolidated Balance Sheet.

12.
Business Combinations

The acquisitions completed during the year ended 31 December 2021 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary:

Americas Materials:

Colorado: Asphalt Paving Company (8 July);

Florida: Extreme Concrete Services, Inc. and JODH, Inc. (30 April);

Michigan: RSmith & Sons Trucking, Inc. (15 September);

Mississippi: The Blain Companies (2 December);

Ohio: Central Allied Enterprises (19 February);

Tennessee: Patty Construction, Inc. and Greenback Asphalt Co., Inc. (10 September);

Texas: Century Asphalt, Inc. and Angel Brothers Enterprises (30 July); and

Utah: Towers Sand & Gravel (10 June).

Europe Materials:

France: certain assets of Holcim (1 August);

Poland: certain assets in Northern Poland (30 December);

Romania: certain assets of Top Aggregate (9 August); and

Slovakia: certain assets of TBG Slovensko, a.s. (1 April).

Building Products:

Americas

Arizona: Pebble Technology, Inc. (2 November);

California: Piranha Pipe & Concrete (12 August);

Minnesota: Hancock Concrete Products, LLC (12 March);

New Jersey: EP Henry Corporation (21 June) and South Jersey Agricultural Products, Inc. (29 December);

New York: National Pipe & Plastics, Inc. (30 September); and

Pennsylvania: Graham Architectural Products Company (22 February).

Europe

Belgium: Schelde-Handel NV and PAS NV (5 July).

12.
Business Combinations – continued

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

	2021	2020
ASSETS	$m	$m
Non-current assets
Property, plant and equipment	609	134
Intangible assets	131	31
Total non-current assets	740	165

Current assets
Inventories	157	23
Trade and other receivables (i)	191	47
Cash and cash equivalents	7	-
Total current assets	355	70

LIABILITIES
Trade and other payables	(143)	(21)
Provisions for liabilities	(1)	-
Lease liabilities	(88)	(12)
Interest-bearing loans and borrowings	(3)	-
Current income tax liabilities	-	(1)
Deferred income tax liabilities	(37)	-
Total liabilities	(272)	(34)

Total identifiable net assets at fair value	823	201
Goodwill arising on acquisition (ii)	679	157
Total consideration	1,502	358

Consideration satisfied by:
Cash payments	1,501	351
Deferred consideration (stated at net present cost)	-	4
Contingent consideration	1	3
Total consideration	1,502	358

NET CASH OUTFLOW ARISING ON ACQUISITION
Cash consideration	1,501	351
Less: cash and cash equivalents acquired	(7)	-
Total outflow in the Consolidated Statement of Cash Flows	1,494	351

Footnotes (i) and (ii) appear on page 25.

12.
Business Combinations – continued

The acquisition balance sheet presented on the previous page reflects the identifiable net assets acquired in respect of acquisitions completed during 2021, together with adjustments to provisional fair values in respect of acquisitions completed during 2020. The measurement period for a number of acquisitions completed in 2020, closed in 2021 with no material adjustments identified.

CRH performs a detailed quantitative and qualitative assessment of each acquisition in order to determine whether it is material for the purposes of separate disclosure under IFRS 3 Business Combinations. None of the acquisitions completed during the year were considered sufficiently material to warrant separate disclosure of the attributable fair values. The initial assignment of the fair values to identifiable assets acquired and liabilities assumed as disclosed are provisional (principally in respect of property, plant and equipment) in respect of certain acquisitions due to timing of close. The fair value assigned to identifiable assets and liabilities acquired is based on estimates and assumptions made by management at the time of acquisition. CRH may revise its purchase price allocation during the subsequent reporting window as permitted under IFRS 3.

Footnotes to the acquisition balance sheet on page 24

(i)
The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to $192 million (2020: $47 million). The fair value of these receivables is $191 million (all of which is expected to be recoverable) (2020: $47 million).

(ii)
The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Americas Materials and Europe Materials business segments, no significant separately identifiable intangible assets are recognised on business combinations in these segments. $284 million of the goodwill recognised in respect of acquisitions completed in 2021 is expected to be deductible for tax purposes (2020: $148 million).

Acquisition-related costs
Acquisition-related costs, which exclude post-acquisition integration costs, amounting to $14 million (2020: $6 million) have been included in operating costs in the Consolidated Income Statement.

The following table analyses the 20 acquisitions completed in 2021 (2020: 17 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

	Number of acquisitions		Goodwill		Consideration
	2021	2020	2021	2020	2021	2020
Reportable segments			$m	$m	$m	$m
Americas Materials	8	7	239	53	694	163
Europe Materials	4	4	1	-	17	7
Building Products	8	6	434	90	790	182
Total Group	20	17	674	143	1,501	352

Adjustment to provisional fair value of prior year acquisitions			5	14	1	6
Total			679	157	1,502	358

Post-acquisition impact

The post-acquisition impact of acquisitions completed during the year on the Group’s profit for the financial year was as follows:

	2021	2020
	$m	$m
Revenue	568	103
Profit before tax for the financial year	51	9

The revenue and profit of the Group for the financial year determined in accordance with IFRS as though the acquisitions effected during the year had been at the beginning of the year would have been as follows:

		CRH Group H	Consolidated H
	2021	excluding 2021	Group including
	acquisitions	acquisitions	acquisitions
	$m	$m	$m
Revenue	1,397	30,413	31,810
Profit before tax for the financial year	94	3,291	3,385

There have been no acquisitions completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 or IAS 10 Events after the Balance Sheet Date. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are published periodically.

13.
Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.

In consultation with the actuaries to the various defined benefit pension schemes (including jubilee schemes, long-term service commitments and post-retirement healthcare obligations, where relevant), the valuations of the applicable assets and liabilities have been marked-to-market as at the end of the financial year taking account of prevailing bid values, actual investment returns, corporate bond yields and other matters such as updated funding valuations conducted during the year.

Financial assumptions – scheme liabilities

The major long-term assumptions used by the Group’s actuaries in the computation of scheme liabilities and post-retirement healthcare obligations are as follows:
	Eurozone		United States and Canada		Switzerland
	2021	2020	2021	2020	2021	2020
	%	%	%	%	%	%
Rate of increase in:
- salaries	2.92	2.52	3.03	3.37	1.25	1.00
- pensions in payment	1.90	1.45	-	-	-	-
Inflation	1.90	1.50	2.00	2.00	0.75	0.50
Discount rate	1.43	1.14	2.82	2.34	0.30	0.20
Medical cost trend rate	n/a	n/a	5.91	5.97	n/a	n/a

The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):

	Assets		Liabilities		Net liability
	2021	2020	2021	2020	2021	2020
	$m	$m	$m	$m	$m	$m

At 1 January	3,321	3,013	(3,877)	(3,493)	(556)	(480)
Administration expenses	(4)	(5)	-	-	(4)	(5)
Current service cost	-	-	(55)	(53)	(55)	(53)
Past service credit/(cost) (net)	-	-	3	(1)	3	(1)
Loss on settlements	-	-	(6)	-	(6)	-
Interest income on scheme assets	46	56	-	-	46	56
Interest cost on scheme liabilities	-	-	(56)	(67)	(56)	(67)
Disposals	-	-	1	1	1	1
Remeasurement adjustments:
-return on scheme assets excluding interest income	165	174	-	-	165	174
-experience variations	-	-	(7)	32	(7)	32
-actuarial gain/(loss) from changes in financial assumptions	-	-	70	(251)	70	(251)
-actuarial gain from changes in demographic assumptions	-	-	36	12	36	12
Employer contributions paid	43	46	-	-	43	46
Contributions paid by plan participants	7	7	(7)	(7)	-	-
Benefit and settlement payments	(258)	(158)	258	158	-	-
Translation adjustment	(146)	188	157	(208)	11	(20)
At 31 December	3,174	3,321	(3,483)	(3,877)	(309)	(556)
Related deferred income tax asset					89	128
Net pension liability					(220)	(428)

Reconciliation to Consolidated Balance Sheet
Retirement benefit assets					166	-
Retirement benefit obligations					(475)	(556)
Net pension deficit					(309)	(556)

14.
Statutory Accounts and Audit Opinion

The financial information presented in this report does not constitute the statutory financial statements for the purposes of Chapter 4 of Part 6 of the Companies Act 2014. Full statutory financial statements for the year ended 31 December 2021 prepared in accordance with IFRS, upon which the Auditor has given an unqualified audit report, have not yet been filed with the Registrar of Companies. Full statutory financial statements for the year ended 31 December 2020, prepared in accordance with IFRS and containing an unqualified audit report, have been delivered to the Registrar of Companies.

15.
Annual Report and Form 20-F and Annual General Meeting (AGM)

The 2021 Annual Report and Form 20-F is expected to be published on the CRH website, www.crh.com, on 11 March 2022 and posted on 30 March 2022 to those shareholders who have requested a paper copy. A paper copy of the Annual Report and Form 20-F may be obtained at the Company’s registered office from 30 March 2022.

The Company’s AGM is scheduled to be held at 11:00 a.m. on 28 April 2022. The AGM Notice will be posted to shareholders on 30 March 2022.

16.
Board Approval

This announcement was approved by the Board of Directors of CRH plc on 2 March 2022.

Glossary of Alternative Performance Measures

CRH uses a number of alternative performance measures (APMs) to monitor financial performance. These measures are referred to throughout the discussion of our reported financial position and operating performance and are measures which are regularly reviewed by CRH management.

The APMs as summarised below should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

The APMs may not be uniformly defined by all companies and accordingly they may not be directly comparable with similarly titled measures and disclosures by other companies. Certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure.

EBITDA

EBITDA is defined as earnings before interest, taxes, depreciation, amortisation, asset impairment charges, profit on disposals and the Group’s share of equity accounted investments’ profit after tax. It is quoted by management, in conjunction with other GAAP and non-GAAP financial measures, to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies.

EBITDA is monitored by management in order to allocate resources between segments and to assess performance. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purpose of the information presented to the Chief Operating Decision Maker (Group Chief Executive and Finance Director). EBITDA margin is calculated by expressing EBITDA as a percentage of sales.

Operating profit (EBIT) is defined as earnings before interest, taxes, profit on disposals and the Group’s share of equity accounted investments’ profit after tax.

A reconciliation of Group profit to EBITDA is presented below.

	2021	2020
	$m	$m

Group profit for the financial year	2,621	1,165
Income tax expense	721	499
Profit before tax	3,342	1,664
Share of equity accounted investments’ (profit)/loss	(55)	118
Other financial expense	106	101
Finance costs	311	389
Profit before finance costs	3,704	2,272
Profit on disposals	(119)	(9)
Group operating profit (EBIT)	3,585	2,263
Depreciation charge	1,691	1,624
Amortisation of intangibles	74	70
Impairment charge	-	673
EBITDA	5,350	4,630

Glossary of Alternative Performance Measures – continued

RONA

Return on Net Assets is a key internal pre-tax and pre-non-cash-impairment measure of operating performance throughout the CRH Group and can be used by management and investors to measure the relative use of assets between CRH’s business segments and to compare to other businesses. The metric measures management’s ability to generate profits from the net assets required to support that business, focusing on both profit maximisation and the maintenance of an efficient asset base; it encourages effective fixed asset maintenance programmes, good decisions regarding expenditure on property, plant and equipment and the timely disposal of surplus assets, and also supports the effective management of the Group’s working capital base.

RONA is calculated by expressing total Group operating profit excluding non-cash-impairment charges as a percentage of average net assets. Net assets comprise total assets by segment (including assets held for sale) less total liabilities by segment (excluding lease liabilities and including liabilities associated with assets classified as held for sale) as shown in note 5 on page 18, and excludes equity accounted investments and other financial assets, net debt, and tax assets and liabilities. The average net assets for the year is the simple average of the opening and closing balance sheet figures.

The calculation of RONA is presented below:

	2021	2020
	$m	$m

Group operating profit	3,585	2,263
Adjusted for impairment charges	-	673
Group operating profit excluding impairment charges (numerator for RONA computation)	3,585	2,936

Current year
Segment assets (i)	37,935	36,218
Segment liabilities (i)	(9,971)	(9,136)
Group segment net assets	27,964	27,082
Lease liabilities (ii)	1,671	1,635
Group segment net assets excluding lease liabilities	29,635	28,717

Prior year (2020 and 2019)
Segment assets (i)	36,218	36,716
Segment liabilities (i)	(9,136)	(8,940)
Group segment net assets	27,082	27,776
Lease liabilities (ii)	1,635	1,697
Group segment net assets excluding lease liabilities	28,717	29,473

Average net assets (denominator for RONA computation)	29,176	29,095
RONA	12.3%	10.1%

(i)
Segment assets and liabilities as disclosed in note 5 on page 18.

(ii)
Segment liabilities include lease liabilities which are debt in nature and are therefore adjusted for in arriving at the calculation of Group segment net assets for the calculation of RONA. Segment lease liabilities at 31 December 2021 amounted to: Americas Materials $381 million (2020: $345 million; 2019: $408 million), Europe Materials $517 million (2020: $547 million; 2019: $554 million) and Building Products $773 million (2020: $743 million; 2019: $735 million).

Glossary of Alternative Performance Measures – continued

Net Debt and Net Debt/EBITDA

Net debt is used by management as it gives a more complete picture of the Group’s current debt situation than total interest-bearing loans and borrowings. Net debt is provided to enable investors to see the economic effect of gross debt, related hedges and cash and cash equivalents in total. Net debt is a non-GAAP measure and comprises current and non-current interest-bearing loans and borrowings, lease liabilities, cash and cash equivalents and current and non-current derivative financial instruments (net).

Net Debt/EBITDA is monitored by management and is useful to investors in assessing the Company’s level of indebtedness relative to its profitability. It is the ratio of Net Debt to EBITDA and is calculated below:

	2021	2020
	$m	$m
Net debt
Cash and cash equivalents (i)	5,783	7,721
Interest-bearing loans and borrowings (i)	(10,487)	(12,215)
Lease liabilities (i)	(1,671)	(1,635)
Derivative financial instruments (net) (i)	122	188
Group net debt	(6,253)	(5,941)

EBITDA	5,350	4,630

	Times	Times
Net debt divided by EBITDA	1.2	1.3

(i)
These items appear in note 9 on page 20.

Glossary of Alternative Performance Measures – continued

EBITDA Net Interest Cover
EBITDA Net Interest Cover is used by management as a measure which matches the earnings and cash generated by the business to the underlying funding costs. EBITDA Net Interest Cover is presented to provide investors with a greater understanding of the impact of CRH’s debt and financing arrangements.

It is calculated below:

	2021	2020
	$m	$m
Interest
Finance costs (i)	311	389
Net interest	311	389

EBITDA	5,350	4,630

	Times	Times
EBITDA net interest cover (EBITDA divided by net interest)	17.2	11.9

(i)
This item appears on the Consolidated Income Statement on page 9.

EBIT Net Interest Cover is the ratio of EBIT to net debt-related interest costs.

Glossary of Alternative Performance Measures – continued

Earnings per Share Pre-impairment

Earnings per Share (EPS) pre-impairment is a measure of the Group’s profitability per share excluding any non-cash impairment charges and the related tax impact of such impairments. It is used by management to evaluate the Group’s underlying profitability performance relative to that of other companies and its own past performance. EPS information presented on a pre-impairment basis is useful to investors as it provides an insight into the Group’s underlying performance and profitability and assists investors in the comparison of the Group’s performance with that of other companies. EPS pre-impairment is calculated as profit attributable to the ordinary equity holders of the Company excluding any non-cash impairment charges (and the related tax impact of such impairments) divided by the weighted average number of Ordinary Shares outstanding for the year.

It is calculated below:

	2021	2020
	$m	$m

Profit attributable to ordinary equity holders of the Company (i) (ii)	2,565	1,122
Adjusted for:
Impairment of property, plant and equipment and intangible assets	-	673
Impairment of equity accounted investments	-	154
Tax related to impairment charges	-	(39)
Profit attributable to ordinary equity holders of the Company – pre-impairment	2,565	1,910

Weighted average number of Ordinary Shares (millions) outstanding for the year (ii)	780.2	785.1

Basic earnings per Ordinary Share pre-impairment	328.8	243.3

(i)
This item appears on the Consolidated Income Statement on page 9.

(ii)
These items appear in note 6 on page 19.

Glossary of Alternative Performance Measures – continued

Effective Tax Rate Pre-impairment

The effective tax rate (ETR) pre-impairment is a measure of the Group’s ETR excluding any non-cash impairment charges and the related tax impact of such impairments. ETR presented on a pre-impairment basis helps investors understand the effective tax cost of our current operational and business activities.

It is calculated below:

	2021	2020
	$m	$m

Profit before tax (i)	3,342	1,664
Adjusted for:
Impairment of property, plant and equipment and intangible assets	-	673
Impairment of equity accounted investments	-	154
Profit before tax pre-impairment for the financial year	3,342	2,491

Income tax expense (i)	721	499
Adjusted for:
Tax related to impairment charges	-	39
Income tax expense pre-impairment	721	538

Effective tax rate pre-impairment (%)	21.6%	21.6%

(i)
These items appear on the Consolidated Income Statement on page 9.

Organic Revenue, Organic Operating Profit and Organic EBITDA

The terms ‘like-for-like’ (LFL) and ‘organic’ are used interchangeably throughout this report.

Because of the impact of acquisitions, divestments, exchange translation and other non-recurring items on reported results each period, the Group uses organic revenue, organic operating profit and organic EBITDA as additional performance indicators to assess performance of pre-existing operations each period.

Organic revenue, organic operating profit and organic EBITDA are arrived at by excluding the incremental revenue, operating profit and EBITDA contributions from current and prior year acquisitions and divestments, the impact of exchange translation and the impact of any non-recurring items. Organic EBITDA margin is calculated by expressing organic EBITDA as a percentage of organic revenue.

In the Business Performance review on pages 1 to 7, changes in organic revenue, organic operating profit and organic EBITDA are presented as additional measures of revenue, operating profit and EBITDA to provide a greater understanding of the performance of the Group. A reconciliation of the changes in organic revenue, organic operating profit and organic EBITDA to the changes in total revenue, operating profit and EBITDA for the Group and by segment is presented with the discussion of each segment’s performance in tables contained in the segment discussion commencing on page 3.

Principal Risks and Uncertainties

Under Section 327(1)(b) of the Companies Act 2014 and Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007, the Group is required to give a description of the principal risks and uncertainties which it faces. These risks and uncertainties reflect the international scope of the Group’s operations and the Group’s decentralised structure. During the course of 2022, new risks and uncertainties may materialise attributable to changes in markets, regulatory environments and other factors and existing risks and uncertainties may become less relevant.

Principal Strategic Risks and Uncertainties

Industry cyclicality and economic conditions: Construction activity, and therefore demand for the Group’s products, is inherently cyclical as it is influenced by global and national economic circumstances, monetary policies, consumer sentiment and weather conditions. The Group may also be negatively impacted by unfavourable swings in fuel and other input costs. Failure to predict and plan for cyclical events or adverse economic conditions could negatively impact financial performance.

People management: Existing processes around people management, such as attracting, retaining and developing people, leadership succession planning, developing a diverse and inclusive workforce as well as dealing with collective representation groups, may not deliver, inhibiting the Group achieving its strategy. Failure to effectively manage talent and plan for leadership succession could impede the realisation of strategic objectives.

Commodity products and substitution: Many of the Group’s products are commodities, which face strong volume and price competition, and may be replaced by substitute products which the Group does not produce. Further, the Group must maintain strong customer relationships to ensure changing consumer preferences and approaches to construction are addressed. Failure to differentiate and innovate could lead to market share decline, thus adversely impacting financial performance.

Portfolio management: The Group may engage in acquisition and divestment activity during the year as part of active portfolio management which presents risks around due diligence, execution and integration of assets. Additionally, the Group may be liable for liabilities of companies it has acquired or divested. Failure to identify and execute deals in an efficient manner may limit the Group’s growth potential and impact financial performance.

Public policies and geopolitics: Adverse public policy, economic, social and political situations in any country in which the Group operates could lead to a fall in demand for the Group’s products, business interruption, restrictions on repatriation of earnings or a loss of plant access. The ongoing geopolitical conflict in Ukraine has contributed to heightened uncertainty. Changes in these conditions may adversely affect the Group’s people, business, results of operations, financial condition or prospects.

Strategic mineral reserves: Appropriate reserves are an increasingly scarce commodity and licences and/or permits required to enable operation are becoming harder to secure. There are numerous uncertainties inherent in reserves estimation and in projecting future rates of production. Failure by the Group to plan for reserve depletion, or to secure permits, may result in operation stoppages, adversely impacting financial performance.

Principal Operational Risks and Uncertainties

Climate change and policy: The impact of climate change may over time affect the operations and cost base of the Group and the markets in which the Group operates. This could include physical risks, such as acute and chronic changes in weather and/or transitional risks such as technological development, policy and regulation change and market and economic responses. Should the Group not reduce its greenhouse gases (GHGs) emissions by its identified targets, the Group may be subject to increased costs, adverse financial performance and reputational damage.

Information technology and/or cyber security: The Group is dependent on information and operational technology systems to support its business activities. Any significant operational event, whether caused by external attack, insider threat or error, could lead to loss of access to systems or data, adversely impacting business operations. Security breaches, IT interruptions or data loss could result in significant business disruption, loss of production, reputational damage and/or regulatory penalties. Significant financial costs in remediation are also likely in a major cyber security incident.

Health and safety performance: The Group’s businesses operate in an industry where health and safety risks are inherently prominent. Further, the Group is subject to stringent regulations from a health and safety perspective in the various jurisdictions in which it operates. A serious health and safety incident could have a significant impact on the Group’s operational and financial performance, as well as the Group’s reputation.

Sustainability and corporate social responsibility: The nature of the Group’s activities poses inherent environmental, social and governance (ESG) risks, which are also subject to an evolving regulatory framework and changing societal expectations. Failure to embed sustainability principles within the Group's businesses and strategy may result in non-compliance with relevant regulations, standards and best practices and lead to adverse stakeholder sentiment and reduced financial performance.

COVID-19 pandemic: Public health emergencies, epidemics or pandemics, such as the emergence and spread of the COVID-19 pandemic, have the potential to significantly impact the Group's operations through a fall in demand for the Group's products, a reduction in staff availability and business interruption. The emergence and spread of the COVID-19 pandemic has had a material impact across the construction markets in which the Group operates. The continued uncertainty around the global pandemic could have an adverse effect on the Group's operating results, cash flows, financial condition and/or prospects.

Principal Risks and Uncertainties – continued

Principal Compliance Risks and Uncertainties

Laws and regulations: The Group is subject to a wide variety of local and international laws and regulations (to include those applicable to it as a listed company) across the many jurisdictions in which it operates, which vary in complexity, application and frequency of change. Potential breaches of local and international laws and regulations could result in litigation or investigations, the imposition of significant fines, sanctions, adverse operational impact and reputational damage.

Principal Financial and Reporting Risks and Uncertainties

Taxation charge and balance sheet provisioning: The Group is exposed to uncertainties stemming from governmental actions in respect of taxes paid or payable in the future in all jurisdictions of operation. In addition, various assumptions are made in the computation of the overall tax charge and in balance sheet provisions which may need to be adjusted over time. Changes in tax regimes or assessment of additional tax liabilities in future tax audits could result in incremental tax liabilities which could have a material adverse effect on cash flows and the financial results of operations.

Financial instruments: The Group uses financial instruments throughout its businesses giving rise to interest rate and leverage, foreign currency, counterparty, credit rating and liquidity risks. A downgrade of the Group’s credit ratings may give rise to increases in future funding costs and may impair the Group’s ability to raise funds on acceptable terms. In addition, insolvency of the financial institutions with which the Group conducts business may adversely impact the Group’s financial position.

Goodwill impairment: Significant under-performance in any of the Group’s major cash-generating units or the divestment of businesses in the future may give rise to a material write-down of goodwill. While a non-cash item, a material write-down of goodwill could have a substantial impact on the Group’s income and equity.

Foreign currency translation: The principal foreign exchange risks to which the Consolidated Financial Statements are exposed pertain to (i) adverse movements in reported results when translated into the reporting currency; and (ii) declines in the reporting currency value of net investments which are denominated in a wide basket of currencies other than the reporting currency. Adverse changes in the exchange rates will continue to negatively affect retained earnings. The annual impact is reported in the Consolidated Statement of Comprehensive Income.

Disclaimer / Forward-Looking Statements

In order to utilise the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, CRH public limited company (the “Company”), and its subsidiaries (collectively, “CRH” or the “Group”) is providing the following cautionary statement.

This document contains statements that are, or may be deemed to be forward-looking statements with respect to the financial condition, results of operations, business, viability and future performance of CRH and certain of the plans and objectives of CRH including but not limited to the statements under: “Key Highlights”, regarding the pipeline for further growth opportunities; the Chief Executive’s quote, regarding future growth opportunities and delivering further value for shareholders; “Sustainability”, regarding the Group’s targets of reducing carbon emissions by 2030 and reaching carbon neutrality by 2050; “Trading Outlook”, regarding expectations for sales volumes, pricing and market trends, including those related to underlying demand and costs, as well as expectations for growth in US government funding; opportunities; “Dividend”, regarding the timing and amount of dividend payments, as well as plans and expectations regarding the Group’s progressive dividend policy; “Share Buyback Programme”, regarding the timing and amount of share buybacks; “Balance Sheet and Liquidity”, with respect to our belief that the Group has sufficient cash balances to meet all maturing debt obligations for the next 5 years; “Acquisitions and Investments”, regarding expectations for the impact of recent acquisitions on the Group’s offerings of customer solutions; “Divestments and Disposals”, regarding the anticipated closing of the divestment of the Building Envelope business; “Annual Report and Form 20-F and Annual General Meeting (AGM)”, regarding timing of the AGM and the publication of the Group’s 2021 Annual Report and Form 20-F; and “Principal Risks and Uncertainties”, regarding the nature and magnitude of risks and uncertainties facing the Group.

These forward-looking statements may generally, but not always, be identified by the use of words such as "will", "anticipates", "should", "could", "would", "targets", "aims", "may", "continues", "expects", "is expected to", “is likely to,” "estimates", "believes", "intends," “plans,” “objective,” or similar expressions. These forward-looking statements include all matters that are not historical facts or matters of fact at the date of this document.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future and reflect the Company's current expectations and assumptions as to such future events and circumstances that may not prove accurate.

A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, certain of which are beyond our control, and which include, among other factors: economic and financial conditions generally in various countries and regions where we operate; the pace of growth in the overall construction and building materials sector; demand for infrastructure, residential and non-residential construction in our geographic markets; increased competition and its impact on prices; increases in energy and/or raw materials costs; adverse changes to laws and regulations; approval or allocation of funding for infrastructure programmes; adverse political developments in various countries and regions; failure to complete or successfully integrate acquisitions; the duration of the COVID-19 pandemic, and the specific factors identified in the section entitled “Principal Risks and Uncertainties” herein and in the section entitled “Risk Factors” in our 2020 Annual Report on Form 20-F as filed with the US Securities and Exchange Commission.

You are cautioned not to place undue reliance on any forward-looking statements. These forward-looking statements are made as of the date of this document. The Company expressly disclaims any obligation or undertaking to publicly update or revise these forward-looking statements other than as required by applicable law.

The forward-looking statements in this document do not constitute reports or statements published in compliance with any of Regulations 6 to 8 of the Transparency (Directive 2004/109/EC) Regulations 2007 (as amended).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 03 March 2022
By:___/s/Neil Colgan___
N.Colgan
Company Secretary